FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Update on KESTREL Phase III trial of Imfinzi with or without tremelimumab in the 1st-line treatment of recurrent or metastatic head and neck cancer

5 February 2021 07:00 GMT

Update on KESTREL Phase III trial of Imfinzi with or without tremelimumab in the 1st-line treatment of recurrent or metastatic head and neck cancer

The KESTREL Phase III trial for AstraZeneca's Imfinzi (durvalumab) did not meet the primary endpoint of improving overall survival (OS) versus the EXTREME treatment regimen (chemotherapy plus cetuximab), a standard of care, in the 1st-line treatment of patients with recurrent or metastatic head and neck squamous cell carcinoma (HNSCC) whose tumours expressed high levels of PD-L1. Also, the combination of Imfinzi plus tremelimumab did not indicate an OS benefit in 'all-comer' patients, a secondary endpoint.

Dave Fredrickson, Executive Vice President, Oncology Business Unit, said: "Metastatic head and neck cancer is a complex and challenging disease with a poor prognosis. While we are disappointed by these results, insights from the KESTREL Phase III trial will advance our understanding and application of immunotherapy across our clinical development programme. We will continue to build on the established benefits of Imfinzi in early lung cancer and small cell lung cancer, to bring immunotherapy treatment options to all patients who may benefit."

The safety and tolerability profiles for Imfinzi as a monotherapy and in combination with tremelimumab were consistent with previous trials. The data will be shared in due course.

HNSCC
Nearly 750,000 patients were diagnosed with head and neck cancer around the world in 2020.1 Two thirds of these patients are diagnosed in advanced stages, and more than half of those treated eventually relapse.2,3 Median survival for a patient with an uncurable or metastatic relapse remains under one year.3 More than 90% of all head and neck cancers start in the squamous cells that line the mouth, nose and throat and are called head and neck squamous cell carcinomas.4

KESTREL
The KESTREL Phase III trial was a randomised, open-label, multi-centre, global trial in the 1st-line treatment of recurrent or metastatic HNSCC. The trial tested Imfinzi or Imfinzi plus a second immunotherapy, tremelimumab, versus the EXTREME treatment regimen (cetuximab with cisplatin or carboplatin plus 5-fluorouracil), a standard of care treatment. High PD-L1 was defined as either 50% or more tumour cells or 25% or more tumour-infiltrating immune cells expressing PD-L1.

The trial was conducted in more than 200 centres across 23 countries, including centres in the US, Europe, South America and Asia. The primary endpoint was OS in patients with high PD-L1 expression in the Imfinzi monotherapy arm. OS in 'all-comer' patients treated with the combination of Imfinzi plus tremelimumab was being tested as a key secondary endpoint.

Imfinzi
Imfinzi (durvalumab) is a human monoclonal antibody that binds to PD-L1 and blocks the interaction of PD-L1 with PD-1 and CD80, countering the tumour's immune-evading tactics and releasing the inhibition of immune responses.

Imfinzi is approved in the curative-intent setting of unresectable, Stage III non-small cell lung cancer (NSCLC) after chemoradiation therapy in the EU, US, Japan, China and many other countries, based on the PACIFIC Phase III trial. Additionally, it is approved in the EU, US, Japan and many other countries for the treatment of extensive-stage small cell lung cancer (SCLC) based on the CASPIAN Phase III trial. Imfinzi is also approved for previously treated patients with advanced bladder cancer in the US and several other countries.

As part of a broad development programme, Imfinzi is being tested as a monotherapy and in combination with other anti-cancer treatments for patients with NSCLC, SCLC, bladder cancer, hepatocellular carcinoma (HCC), biliary tract cancer, oesophageal cancer, gastric and gastroesophageal cancer, cervical cancer, ovarian cancer, endometrial cancer and other solid tumours.

Tremelimumab
Tremelimumab is a human monoclonal antibody and potential new medicine that targets the activity of cytotoxic T-lymphocyte-associated protein 4 (CTLA-4). Tremelimumab blocks the activity of CTLA-4, contributing to T cell activation, priming the immune response to cancer and fostering cancer cell death. Tremelimumab is being tested in a clinical trial programme in combination with Imfinzi in NSCLC, SCLC, bladder cancer and HCC.

AstraZeneca in immunotherapy
Immunotherapy is a therapeutic approach designed to stimulate the body's immune system to attack tumours. The Company's Immuno-Oncology (IO) portfolio is anchored by immunotherapies that have been designed to overcome anti-tumour immune suppression. AstraZeneca is invested in using IO approaches that deliver long-term survival for new groups of patients across tumour types.

The Company is pursuing a comprehensive clinical trial programme that includes Imfinzi as a monotherapy and in combination with tremelimumab in multiple tumour types, stages of disease, and lines of therapy, and where relevant using the PD-L1 biomarker as a decision-making tool to define the best potential treatment path for a patient. In addition, the ability to combine the IO portfolio with radiation, chemotherapy, and small, targeted molecules from across AstraZeneca's oncology pipeline, and from research partners, may provide new treatment options across a broad range of tumours.

In head and neck cancer, the Company is also testing monalizumab, a first-in-class humanised anti-NKG2A antibody, in combination with cetuximab in the INTERLINK-1 Phase III trial in patients with recurrent or metastatic HNSCC previously treated with IO and chemotherapy. AstraZeneca obtained full oncology rights to monalizumab from Innate Pharma in October 2018 through a co-development and commercialisation agreement initiated in 2015.

AstraZeneca in oncology
AstraZeneca has a deep-rooted heritage in oncology and offers a quickly growing portfolio of new medicines that has the potential to transform patients' lives and the Company's future. With seven new medicines launched between 2014 and 2020, and a broad pipeline of small molecules and biologics in development, the Company is committed to advance oncology as a key growth driver for AstraZeneca focused on lung, ovarian, breast and blood cancers.

By harnessing the power of six scientific platforms - Immuno-Oncology, Tumour Drivers and Resistance, DNA Damage Response, Antibody Drug Conjugates, Epigenetics, and Cell Therapies - and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and one day eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1. World Health Organization. World GLOBOCAN 2020. Available at https://gco.iarc.fr/today/home. Accessed January 2021.
2. Heriou A, et al. Multiple Cancers of the Head and Neck. MAEDICA - a Journal of Clinical Medicine 2013;8(1):80-852.
3. Rothschild U, et al. Immunotherapy in head and neck cancer - scientific rationale, current treatment options and future directions. Swiss Med Wkly. 2018;148:w14625.
4. Palka K, et al. Update in Molecular Diagnostic Tests in Head and Neck Cancer. Semin Oncol. 2008 June;35(3):198-210.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 05 February 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary